U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          FORM 12b - 25

                   NOTIFICATION OF LATE FILING

                          (Check One):

[X] Form 10-KSB   [ ] Form 20-F   [ ] Form 10-QSB  [ ] Form N-SAR

     For Period Ended: December 31, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

    Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 .................................................................

 .................................................................

 .................................................................


Part I - Registrant Information


    Full Name of Registrant
    Former Name if Applicable:

      ALFA International Corp.

Address of Principal Executive Office (Street and Number):

      50 South Buckhout Street

City, State and Zip Code:

      Irvington, New York  10533

Part II - Rules 12b - 25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25 (b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative


State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As previously reported the Registrant acquired Ty-Breakers (NY) Corp. on January 23, 1997. The Registrant's independent public accountants are presently completing the audits for the Registrant and for Ty-Breakers as of 12/31/97. The Registrant has conducted several equity private placements during the past fiscal year and additional time is required to complete the preparation of theRegistrant's consolidated financial statements.


Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification

Frank J. Drohan        (914) 591-1994
 .................................................................

(Name)              (Area Code) (Telephone Number)

    (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        [x] Yes    [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant had no operations at the end of its last fiscal year. The Registrant acquired Ty-Breakers in January 1997, and the operating results of Ty-Breakers will be consolidated with those of the Registrant as of 12/31/97. The consolidated financial statements are expected to show a significant operating loss as of 12/31/97 consistent with the Registrant's reported results on its recent quarterly filings on Form 10-QSB.

    ALFA International Corp.
 ....................................................
    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 30, 1997   By:   /s/ Frank J. Drohan

                             Frank J. Drohan
                             Chairman of the Board